NAME OF REGISTRANT:   Chevron
Sisters of St. Francis of Philadelphia:
609 South Convent Road, Aston, PA 19014

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 6 on Chevron’s 2014 Proxy Statement:
Argument in Favor

Chevron Resources Fails to Disclose Quantitative Risk Metrics Associated with Hydraulic Fracturing

Hydraulic fracturing operations continue to be linked to significant environmental and social impacts that could have financial implications for the company due to increased community opposition and regulatory scrutiny. Shareholder proposals requesting enhanced reporting on this issue continue to earn support from 30-40% of shareholders, indicating sustained concern from a sizeable bloc of shareholders about the inadequacy of existing company risk management disclosures. Currently, Chevron is not providing investors with the metrics necessary to assess the risks and impacts associated with the company’s hydraulic fracturing operations. This memo contextualizes the issue, and outlines specific key areas of inadequate disclosure by Chevron.

Shareholders are being asked to vote FOR a report on the results- via quantitative indicators- of company procedures and practices, above and beyond regulatory requirements, to minimize the adverse water resource and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information, by September 30, 2014, and annually thereafter.

Supporting Statement: Proponents suggest the reports include a breakdown by geographic region, such as each shale play in which the company engages in substantial extraction operations, addressing at a minimum:
•	Quantity of fresh water used for shale operations by region, including source
•	Percentage of recycled water used by region;
•	Systematic post-drilling groundwater quality assessments;
•	Percentage of drilling residuals managed in closed-loop systems;
•	Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
•	A system for managing naturally occurring radioactive materials; and
•	A systematic approach to assessing and managing community and human rights impacts, including quantifying numbers and categories of community complaints of alleged impacts, and portion resolved.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Sisters of St. Francis of Philadelphia is not able to vote your proxies, nor does this communication contemplate such an event.  The Sisters of St. Francis of Philadelphia urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

Rationale for a Yes Vote:

1.	Hydraulic fracturing operations result in significant environmental and social impacts, which increase financial risks to shareholders.
2.	Public and investor expectations for disclosure of relevant metrics regarding company risk management practices are rising.
3.
Chevron does not provide investors with relevant metrics necessary to assess the company’s exposure to risks associated with the impacts of hydraulic fracturing operations and whether the company is effectively mitigating those risks.

Summary
Hydraulic fracturing uses millions of gallons of water mixed with thousands of gallons of toxic chemicals to extract natural gas from underground shale formations. Chevron is among the top 10 natural gas producers in the United States, yet fails to comprehensively disclose the impacts of its hydraulic fracturing operations on air, water, land, and communities to shareholders. Absent quantitative disclosure from the company regarding its environmental and community impacts, shareholders are unable to rigorously assess the risks that may be associated with those impacts.

Consequently, the resolved clause asks Chevron’s board to report-- via quantitative indicators-- on the results of company policies and practices, above and beyond regulatory requirements, to minimize potential adverse impacts on local communities and water resources. The supporting statement suggests this reporting be done by relevant geographic region- such as per ‘shale play’, because so many impacts, especially those related to water quantity and quality, are regional in nature.

The supporting statement suggests reporting on 7 key performance indicators:

•	Quantity of fresh water used for shale operations by region, including source
•	Percentage of recycled water used by region;
•	Systematic post-drilling groundwater quality assessments;
•	Percentage of drilling residuals managed in closed-loop systems;
•	Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
•	A system for managing naturally occurring radioactive materials; and
•	A systematic approach to assessing and managing community and human rights impacts, including quantifying numbers and categories of community complaints of alleged impacts, and portion resolved.

Currently, Chevron does not provide sufficient information for investors to assess how the company is managing the risks specific to its hydraulic fracturing operations. In comparison with its peers, Chevron provides very little data on its website and 10-K on key environmental and social indicators. As such, investors cannot rigorously and objectively evaluate company progress in minimizing the impacts and risks of hydraulic fracturing operations on local communities and water resources.

Rationale point 1: Hydraulic fracturing results in significant environmental and social impacts, which increase financial risks to shareholders1

Hydraulic fracturing operations typically use millions of gallons of water per well, require careful transport and storage of thousands of gallons of chemicals, produce large volumes of waste water, and create greenhouse gases and other air emissions. These industrial operations also have significant social impacts on communities and the regions in which they operate. They can impair health, damage roads, create significant traffic congestion, increase burdens on emergency services, and reduce the availability of affordable housing, among other impacts.

As a result of the environmental and social impacts of fracturing operations, companies face an abundance of regulatory, reputational, and litigation risk. Governments – from local towns to nation-states – have enacted bans and moratoria on hydraulic fracturing operations.2  Such actions represent denial of companies’ “social license to operate” and can result in significant negative impacts to a company’s bottom line due to loss of revenue.

Consequently, investors and the public are seeking evidence via transparent disclosure that companies are adopting best practices for managing the risks associated with hydraulic fracturing operations. Some companies may, in fact, be implementing best practices on a broad scale but – absent disclosure– investors and the public are left in the dark about these efforts.

Rationale point 2: Public and investor expectations for disclosure of relevant metrics regarding company risk management practices are rising

As the industry faces increased scrutiny, a commitment to transparency is crucial for companies seeking to address the array of concerns regarding the risks and impacts of hydraulic fracturing on local communities, public health, and the environment. Prominent government agencies, relevant industry bodies3, and investors have recognized the need for the industry to transparently demonstrate a commitment to implementing best risk management practices4. Transparency requires full disclosure of steps being taken to minimize risks, acknowledgement of challenges and failures, and clearly communicated progress in continually improve operations.

Investors in particular require relevant, rigorous disclosure on key performance indicators in order to compare company risk and performance, and make informed investment decisions. This is the fifth year investors are engaging companies to raise concerns regarding the impacts of hydraulic fracturing operations. Proposals have consistently received remarkably high votes- consistently averaging over 30% since initial proposals were filed in 2010. These high votes send a clear message to the entire sector that investors need more specific, relevant disclosure as to how companies are managing the risks and impacts associated with their operations.

1 Given the extensive coverage of these risks and best management indicators in past investor memos, these risks and impacts are summarized in Appendix 1.
2 On Quebec’s moratorium, see http://www.cbc.ca/news/business/story/2012/11/23/fracking-ban-nafta-lawsuit.html. On Bulgaria’s, directly impacting Chevron’s exploration plans, see http://www.shalegas-europe.eu/en/index.php/resources/shale-opportunities-in-europe/bulgaria. On France's, see http://www.shalegas-europe.eu/en/index.php/resources/shale-opportunities-in-europe/france. On the Delaware River Basin Commission's de facto moratorium, see http://stateimpact.npr.org/pennsylvania/tag/drbc/. On the State of Maryland's de facto moratorium, see http://www.baltimoresun.com/features/green/blog/bal-bmg-legislative-fracking-ban-in-maryland-proposed-20120912,0,6855106.story. On local bans and moratoria in New York State, see http://www.fractracker.org/maps/ny-moratoria/.
3 The Appalachian Shale Recommended Practices Group (ASRPG) and the Center for Sustainable Shale Development (CSSD) are two example of prominent multi-company consortia that have been formed to encourage wide-spread adoption of best practices among the industry. See www.asrpg.org and www.sustainableshale.org.
4 See appendix 2 for growing calls from prominent regulatory bodies for increased disclosure from companies engaged in hydraulic fracturing.

As public expectations for company disclosure and transparency rise, investors are concerned that investment value may be undermined by company policies and practices that lag public and regulatory expectations for environmental protection. In the absence of meaningful disclosure, investors and the public have no way of assessing the risks and rewards of hydraulic fracturing operations present to various companies.

Chevron’s Board of Directors, in its response to this proposal, notes it is a strategic partner of the Center for Sustainable Shale Development (CSSD). CSSD is developing performance standards for use in third party certification intended to indicate that a company has implemented recommended practices.5 Proponents welcome Chevron’s engagement with CSSD, but as of yet the Company has neither disclosed performance metrics consistent with the present proposal, nor declared any timeline by which it intends to do so. Moreover, the CSSD’s guidelines fail to address two issues raised in the proposal—management of naturally occurring radioactive materials, and quantitative reporting on numbers and categories of community complaints of alleged impacts and the portion of those complaints resolved.

Rationale point 3: Chevron does not provide investors with relevant metrics necessary to assess the company’s exposure to risks associated with the impacts of hydraulic fracturing operations and whether the company is effectively mitigating those risks.

The proponents contend that Chevron has failed to meaningfully report on the key performance indicators outlined in the proposal, and also fails to disclose the relevant metrics necessary for investors to rigorously assess Chevron’s risk management practices. An analysis of Chevron’s disclosure follows:

Gap Analysis of Chevron Reporting

•	Quantity of fresh water and recycled water used for shale operations by region, including source;

Currently, Chevron does not provide data regarding its water use or recycling efforts, despite operating in areas classified as ‘High Water Stress’ such as the Permian Basin in drought-ridden Texas.6

The high volume of water used during hydraulic fracturing operations can pose substantial risks to companies operating in water constrained regions -- from impeding operations, to increasing costs where water must be purchased, to creating competition (actual or perceived) for limited water resources -- especially in arid areas and regions experiencing droughts.7 A recent study illustrated that most hydraulic fracturing operations in the U.S. occur in areas currently experiencing high water stress. Metrics relating to increased recycling, reuse of produced water or waste water, and reductions in freshwater withdrawals are critical for investors to assess the extent to which companies are mitigating exposure to water-related risks.

5 2014 Proxy Statement, https://materials.proxyvote.com/Approved/166764/20140402/NPS_202259.PDF, page 64
6 A recent study of 25,000 shale wells revealed that nearly half were developed in water basins with “high” or “extremely high” water stress. For example, 92% of Colorado’s nearly 4,000 wells were drilled in “extremely high” water stress areas, and even in the Susquehanna River Basin, where water is abundant, drought conditions caused the Susquehanna River Basin Commission to suspend water withdrawal privileges for companies during two recent summers.  See Ceres, “Hydraulic Fracturing & Water Stress: Growing Competitive Pressures for Water”, (2013) http://www.ceres.org/resources/reports/hydraulic-fracturing-water-stress-growing-competitive-pressures-for-water.
7 Id. 5

The Appalachian Shale Regional Practices group (ASRPG) principles and the International Energy Agency’s Golden Rules for a Golden Age of Gas report both call for quantitative reporting on water use and recycling.8

In contrast to peers, Chevron provides no metrics relating to its water withdrawals or recycling efforts.

Peer Comparison:

In contrast, EQT Corporation discloses quantitative goals and progress for managing its water impacts. In its 2013 corporate sustainability report, EQT indicates it has a goal of collecting nearly 100% of flow back water and reusing it for fracking new wells, and reports quantitative progress annually. EQT also lists total fresh water withdrawals quantitatively by source (surface water, groundwater, municipal water, etc.),  and also indicated the volume of produced water produced, and percentages either reused or disposed of in deep injection wells for each of the 4 states where it operates. In contrast to Chevron, investors are able to objectively assess EQT’s risk exposure and risk management practices relating to impacts on local water sources.

•	Post-drilling groundwater quality assessments;

Currently, Chevron does not disclose whether it monitors water quality after conducting drilling for hydraulic fracturing.

Post-drilling water quality monitoring is critical for continued evaluation of water quality to ensure timely action should any concerns regarding contamination arise. States are increasingly adopting regulations that require companies to implement both pre- and post-drilling water quality monitoring. Two such states are Wyoming and Illinois.9 Even where not required by regulation, Center for Sustainable Shale Development (CSSD) certification standards urge companies to adopt post-drilling water quality monitoring as a best practice for identifying cases of potential water contamination.10  These indicators signal the potential for new regulatory requirements and increased expectations Chevron may need to address in its operating areas.

In contrast to peers, Chevron does not report a policy for monitoring water quality after conducting drilling for hydraulic fracturing.

Peer comparison:

In contrast, Hess clearly states a policy that “[p]rior to and after conducting hydraulic fracturing, Hess conducts baseline water quality monitoring of pre-existing ground water wells and surface water bodies within a minimum 2,500 foot radius. At a minimum, water samples are tested for water quality parameters in accordance with state regulations and FracFocus Chemical Disclosure Registry guidance as well as for any known local contaminants. The exception to this practice is in the Bakken development, where the state of North Dakota monitors a long standing, established network of ground water monitoring wells.”11

8 For ASRPG, see http://asrpg.org/pdf/ASRPG_standards_and_practices-April2012.pdf. For the IEA report, see Appendix 2 and http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/weo2012_goldenrulesreport.pdf
9 See Illinois Hydraulic Fracturing Regulatory Act, http://www.ilga.gov/legislation/publicacts/98/PDF/098 -0022.pdf, and http://wyofile.com/dustin/wyoming-embarks-on-groundwater-monitoring-rule-for-oil-and-gas-development/.
10 CSSD promotes independent third party certification of corporate use of best management practices for hydraulic fracturing operations. See performance standard 6, https://www.sustainableshale.org/wp-content/uploads/2014/01/Performance-Standards-v.-1.1.pdf
11 Pg 21 http://www.hesscorporation.com/downloads/reports/EHS/US/2011/default.pdf

•	Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;

Chevron fails to comprehensively disclose its practices for managing and storing drilling fluid and flowback water from its hydraulic fracturing operations.

Proper disposal and storage of wastewater is critical for managing the risks associated with the potential contamination of surface and groundwater.  Unfortunately, wastewater is often stored in open-air, lined earthen pits- a practice identified by a cross-section of experts as having a particularly high-risk for water contamination due to the increased likelihood of leaks and over-flows.12 Best practice to minimize instances of leaks and associated water contamination is containing wastewater in closed, above-ground storage tanks. Closed tanks can also mitigate risks to air quality, as toxic chemical vapors can escape when waste water is stored in surface pits open to the atmosphere, potentially posing local and regional air quality risks.

The practice of phasing out open pits in favor of closed tanks is called for in the CSSD’s performance standards, and required by Illinois’ new regulations.13 Proponents believe this to be a sign of potential regulatory tightening elsewhere, and consequently urge companies to disclose current waste management practices and progress in implementing closed-loop systems.

In contrast to peers, Chevron’s current disclosure regarding its wastewater storage practices is unevenly reported and primarily narrative. Currently, Chevron only addresses its practices in the Marcellus Shale, where it states that “flowback water is stored temporarily in steel tanks or lined pits…”, and does not discuss its practices in other shale plays.14

Peer comparison:

In contrast, Encana reports that it is moving to a closed-loop water management system across all of its shale plays and has committed to avoiding construction of any new drilling or flowback pits on pad sites.15 Encana discloses its progress in rolling out these best practices by reporting that in the South Piceance Basin it launched an effort to close approximately 180 historic and active pits containing drill cuttings and completion flowback water, the last of which were closed in early 2011.

•	Percentage of drilling residuals managed in closed-loop systems;

Similar to the key performance reference immediately above, this indicator relates to management of risks to ground and surface water quality associated with waste storage practices.

12  See Resources for the Future, “Pathways to Dialogue: What the Experts Say About the Environmental Risks of Shale Gas Development: Overview of Key Findings” (2013), http://www.rff.org/Documents/RFF-Rpt-PathwaystoDialogue_Overview.pdf,  page 6
13 Illinois Hydraulic Fracturing Regulatory Act, Section 1-75(c)(1)
14 http://www.chevron.com/documents/pdf/PartneringMarcellus.pdf
15 “Caring About Water in Colorado”, http://www.encana.com/news-stories/our-stories/environment-caring-about-water-in-colorado.html

Drilling residuals, the byproducts of the drilling that precedes hydraulic fracturing, are another potential hazard to water quality identified by CSSD and the IEA.16Currently, Chevron only reports its practice for managing storage of drilling residuals in the Piceance Basin, without addressing its practices in the other shale plays in which it operates.17

Peer comparison:

In contrast, Anadarko explicitly states that in both its Marcellus and Wattenberg operations, it conducts closed-loop management of solid material and drilling fluids, eliminating the need to dispose of these materials in pits.18 Similarly, Consol Energy has stated that it has “fully implemented closed loop processes that allow for the capture and disposal of drill cuttings into containers, eliminating the use of open pits on site” in its Marcellus operations.19

Proponents request that Chevron report on efforts to implement best management practices for managing drilling residuals by disclosing percentage of drilling residuals managed in closed-loop systems.

•	A system for managing naturally occurring radioactive materials;

After wells are fractured, the gas that rises to the surface is accompanied by naturally occurring “flowback water” that is many times saltier than sea water and can contain naturally occurring radioactive materials (NORMs). NORMs have drawn considerable attention and controversy in the Marcellus Shale, spurred by reports of increasing numbers of radioactivity warning alarms sounding at dump sites.20  NORMs have also drawn concern in other shale plays, where regulators are turning increasing attention to safe disposal of waste containing elevated levels of radioactivity.21

Currently, Chevron does not disclose its practices relating to managing NORMs.

Peer Comparison:

In contrast, Ultra Petroleum states that “[i]n accordance with federal and state regulations, Ultra Petroleum has an internal program in place to identify and mange naturally occurring radioactive materials (Norms).”

•	A systematic approach to assessing and managing community and human rights impacts, including quantifying numbers and categories of community complaints of alleged impacts, and portion resolved;

Chevron does not report a systematic approach to identifying and addressing concerns about the impacts of its hydraulic fracturing operations from the local community, including quantifying numbers and categories of community complaints and portion resolved.

16 CSSD performance standard 3, https://www.sustainableshale.org/performance-standards/; IEA Golden Rules Report, page 23.
17 http://www.chevron.com/news/inthenews/article/10272010_responsiblydevelopingnaturalgasinthepiceancebasin.news
18http://www.anadarko.com/SiteCollectionDocuments/PDF/Fact%20Sheets/2013_APC_Marcellus%20Fact%20Sheet_2013. pdf; http://www.anadarko.com/SiteCollectionDocuments/PDF/WattenbergHZ/Wattenberg%20HZ%20Overview.pdf.
19 Consol Corporate Responsibility Report 2012, pages 41, 42, http://consolenergy.com/corporateresponsibilityreport/.
20 See http://triblive.com/business/headlines/3945499-74/gas-radiation-radioactivity#axzz2YTV27thv. Pennsylvania’s Department of Environmental Protection launched a study of NORMs in early 2013 in response to public concerns. Id.
21 Radioactive Waste Booms With Oil as U.S. States Eye New Rules, http://www.businessweek.com/news/2014-04-15/radioactive-waste-booms-with-oil-as-new-rules-mulled#p2

The impacts of hydraulic fracturing operations on local communities can lead to strained community relations and have financial implications for companies when not properly addressed. In the recent past, shareholders have suffered losses in their investments when company operations have been curtailed by bans and moratoria enacted by communities concerned about the adverse impacts associated with hydraulic fracturing operations. Consequently, investors are seeking evidence that companies have comprehensive systems in place for identifying and addressing concerns from the local communities in which they operate.

Shareholders have systematically and consistently reminded Chevron that assessing and managing human rights impacts, including quantitative numbers and categories of community complaints of alleged impacts is the bedrock of a social license to operate. Chevron has adopted a corporate Human Rights Policy but has published no evidence that it has conducted a systematic human rights impact assessment.

The United Nations’ Human Rights Council has adopted a “Protect, Respect and Remedy Framework” approach to implementing the UN’s human rights principles. Proponents believe Chevron’s failure to disclose facts and data in its operations related to communities and human rights represents a failure to implement both the company’s own policy and the UN principles. Proponents further believe Chevron should implement its human rights policy in all areas where it is developing natural gas, and that when communities are empowered, the economy is strengthened and the company may be less susceptible to business risks.

In February, 2014, Chevron was criticized heavily in the media for its community engagement practices following a well explosion and fire on a drilling pad in Dunkar Township, Pennsylvania that burned for five days and resulted in one contractor fatality. Specifically, the company blocked regulators’ access to the site for two days, was cited for nine regulatory regulations,  and was ridiculed in social media for offering free pizza and drinks as compensation to nearby residents as part of its local outreach program.22 The incident is a reminder of the risks associated with shale energy development and the vulnerability of companies to the negative publicity associated with shortfalls in risk management effort.

While the company states that it has “set up community advisory boards to seek out—and respond to—concerns of the local community” in the Marcellus Shale, the company fails to provide information regarding the effectiveness of these outreach programs and whether they are implemented beyond the Marcellus Shale.23

Consequently, shareholders have requested that Chevron provide key performance indicators related to the effectiveness of its community engagement policies, including quantifying the numbers and categories of community complaints of alleged impacts, and portion resolved.

CONCLUSION

Disclosure is critical – as it is the primary vehicle by which investors gain insight into the extent to which companies are adopting best management practices and realizing their benefits.  Risk management policies are most meaningful when accompanied by data disclosing their effectiveness. Chevron fails to provide investors with the metrics necessary to evaluate how Chevron is managing the risks associated with the impacts of its hydraulic fracturing operations on local water sources.

Consequently, proponents urge that investors vote FOR this proposal.

22 http://stateimpact.npr.org/pennsylvania/2014/04/09/chevron-blocked-access-to-dep-after-fatal-well-fire-in-southwest-pa/; http://finance.yahoo.com/blogs/daily-ticker/chevron-s--pizza-and-soda--apology-turns-tragedy-into-farce-150212809.html
23 http://www.chevron.com/documents/pdf/PartneringMarcellus.pdf

APPENDIX 1:  Overview of key environmental and community impact concerns

Water and Waste Risks
The high volume of water used, combined with the toxic nature of some chemicals used in the fracturing fluid, has raised numerous concerns surrounding the industry’s impact on both water availability and water quality24.  Social media videos of contaminated, discolored water containing methane and other chemicals attributed to fracturing operations are iconic representations of public concern about water contamination. To address public concern and maintain a social license to operate, companies will need to demonstrate how water risks are being managed at each stage of the drilling and completion process.

Key performance indicators relate to how companies are managing concerns over local water availability, the potential contamination of groundwater during the drilling process, and the treatment and disposal of wastewater to minimize potential surface water contamination.

Toxic Chemical Risks
Due to concerns over the potential for hydraulic fracturing operations to contaminate local water supplies, the toxicity of chemicals used for drilling and fracturing wells has been the subject of considerable public debate.

Key performance indicators relate to how companies are minimizing the chemical toxicity of fracturing fluids.

Air Quality Risks
The contribution of natural gas extraction to declining regional air quality has prompted health concerns among local residents, increasing the likelihood of tightened oversight and regulation of the industry25. Emissions from hydraulic fracturing operations have been linked to increased ozone and methane levels, further tarnishing natural gas’s reputation as the more ‘climate-friendly’ alternative. Technical experts generally agree that a sizeable number of cost-effective emission reduction measures are currently available to substantially reduce methane and other emissions.

Key performance indicators regarding management of air quality risks relate to how companies are managing emissions from their hydraulic fracturing operations.

Identifying and Responding to Community Concerns
Consequently, investors are seeking evidence that companies have comprehensive systems in place for identifying and addressing concerns from the local communities in which they operate.

24 Investigative journalists have reported numerous spill and water contamination incidents, some specifically related to hydraulic fracturing operations and others to oil and gas drilling more generally. Various companies have reached legal settlements over alleged contamination, but these settlements are sealed from public view. See “Drillers Silence Fracking Claims with Sealed Settlements”, http://www.bloomberg.com/news/2013-06-06/drillers-silence-fracking-claims-with-sealed-settlements.html. For examples of other incidents and questions about the adequacy of state enforcement, see “Puny Fines, Scant Enforcement Leave Drilling Violators With Little to Fear”, http://www.eenews.net/stories/1059956366 and “Buried Secrets: Is Natural Gas Drilling Endangering U.S. Water Supplies”, http://www.propublica.org/article/buried-secrets-is-natural-gas-drilling-endangering-us-water-supplies-1113.
25 This is particularly a problem in Western states. See, for example, “Wyoming’s Smog Exceeds Los Angeles’ Due to Gas Drilling”, http://content.usatoday.com/communities/greenhouse/post/2011/03/wyomings-smog-exceeds-los-angeles-due-to-gasdrilling/1#.UknybIZ6ZAc.  For Colorado, see “Tighter Emissions Control Standards Next Challenge for Oil and Gas Industry in Weld”, http://www.greeleytribune.com/news/7260650-113/emissions-gas-oil-industry.  For California, see “SCAQMD Adopts New Notification and Reporting Requirements for ‘Fracking’ and Other Oil and Gas Well Drilling Activities,” http://www.aqmd.gov/news1/2013/bs040613.htm.

APPENDIX 2: Evidence of growing calls from prominent government agencies and investor coalitions for companies to disclose practices for managing risks associated with hydraulic fracturing operations.

1.
The Department of Energy’s (DOE) Shale Gas Production Subcommittee recommended in 2011 that companies “adopt a more visible commitment to using quantitative measures (emphasis in the original) as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production.”26

2.
The International Energy Agency (IEA), in its 2012 report, Golden Rules for a Golden Age of Gas, declared “that full transparency, measuring and monitoring of environmental impacts and engagement with local communities are critical to addressing public concerns. IEA’s golden rules call for companies to:

o	“Establish baselines for key environmental indicators, such as groundwater quality, prior to commencing activity, with continued monitoring during operations.”
o	“Measure and disclose operational data on water use, on the volumes and characteristics of waste water …alongside full, mandatory disclosure of fracturing fluid additives and volumes.”27
3.
In 2011, a coalition of investors released Extracting the Facts: An Investor Guide to Disclosing Risks from Hydraulic Fracturing Operations, which serves as a framework for companies to improve disclosure to best serve investor needs.  It identifies 12 core management goals, best management practices, and key performance indicators on which investors require disclosure to adequately assess risk management practices. Extracting the Facts is supported by investors representing $1.3 trillion in AUM, from Europe, Australia, and North America.

4.
Building from Extracting the Facts, investors subsequently released a scorecard report in 2013- Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations- benchmarking companies engaged in hydraulic fracturing against investor expectations for disclosure of best practices and relevant risk management metrics.

5.
In 2013, a “guidance note for financiers” was released under the auspices of “The Climate Principles: A Framework for the Finance Sector”. The guidance note, Shale Gas Exploration and Production: Key Issues and Responsible Business Practices, builds on Extracting the Facts in noting that successful operators will need “to be equipped with a combination of robust management frameworks and accountabilities, as well as strong operating practices”, and that “companies’ quantitative disclosure of their performance against KPIs will be fundamental to their credibility and to track progress.”28

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Sisters of St. Francis of Philadelphia is not able to vote your proxies, nor does this communication contemplate such an event.  The Sisters of St. Francis of Philadelphia urge shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

26 Secretary of Energy Advisory Board Shale Gas Production Subcommittee Second Ninety Day Report (2011) http://energy.gov/sites/prod/files/90day_Report_Second_11.18.11.pdf, page 9
27 http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/weo2012_goldenrulesreport.pdf, page 11
28 http://iehn.org/documents/CPFIShaleGasGuidanceNoteApril2013.pdf